SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 -----------------------------------------------


                                  Schedule TO/A

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934


                                (Amendment No. 1)


                             GRC International, Inc.
                -----------------------------------------------
                            (Name of Subject Company)


                                 LMN Corporation
                                   AT&T Corp.
                -----------------------------------------------
                        (Name of Filing Person - Offeror)


                     Common Stock, Par Value $0.10 Per Share
                -----------------------------------------------
                         (Title of Class of Securities)


                                   361922 10 7
                -----------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Marilyn J. Wasser, Esq.
                          Vice President and Secretary
                                   AT&T Corp.
                            32 Avenue of the Americas
                             New York, NY 10013-2412
                            Telephone: (212) 387-5400
                -----------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Filing
                                    Persons)


                                    Copy to:
                            Steven A. Rosenblum, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

                            CALCULATION OF FILING FEE
     ---------------------------------------------------------------------


     =====================================================================
            TRANSACTION VALUATION*                AMOUNT OF FILING FEE
     ---------------------------------------------------------------------
                 $205,921,425                          $41,184.29
     =====================================================================


* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 13,728,095 shares of common stock, par value $.10 per share (the "Shares"), at a price per Share of $15.00 in cash. Such number of Shares represents the sum of (i) all of the Shares outstanding as of January 31, 2000, (ii) all Shares issuable upon exercise of outstanding warrants to purchase Shares and (iii) all Shares issuable upon exercise of outstanding options to purchase Shares that could be exercised on or prior to the expiration of the tender offer described in this Tender Offer Statement on Schedule TO.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $37,455.81
Form or Registration No.:  Schedule TO
Filing Party:  AT&T Corp.
Date Filed:  February 22, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



                                Page 1 of 4 Pages

            This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by AT&T Corp., a New York corporation ("AT&T"), and LMN Corporation, a Delaware corporation and a wholly owned subsidiary of AT&T ("Purchaser"), on February 22, 2000 (the "Schedule TO"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.10 per share (the "Shares"), of GRC International, Inc., a Delaware corporation ("GRC"), at a purchase price of $15.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and
(a)(2) to the Schedule TO.

            This Amendment also amends and supplements the Statement on Schedule 13D with respect to GRC filed by AT&T and Purchaser with the Securities and Exchange Commission on February 24, 2000.

ITEMS 1 THROUGH 9, 11 AND 12.
-----------------------------

            Items 1 through 9, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

            (1) the fourth paragraph of Section 8 of the Offer to Purchase is amended to read in its entirety as follows:

                  "In the course of the discussions between us and GRC
            International (see Section 10), GRC International provided us with certain projections of its future operating performance. These projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and are included in this Offer to Purchase only because GRC International provided them to us. Neither we nor our financial advisors assume any responsibility for the accuracy of these projections. While presented with numerical specificity, these projections are based upon a variety of assumptions relating to the businesses of GRC International which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of GRC International. There can be no assurance that the projections will be realized, and actual results may vary materially from those shown."

            (2) The lead-in of the first paragraph of Section 14 of the Offer to Purchase is hereby amended to read in its entirety as follows:

            "Conditions to the Offer. Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Securities Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for



                                  2 of 4 Pages
            payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer as to any Shares not then paid for if (i) the Minimum Condition shall not have been satisfied or (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or (iii) at any time after the date of the Merger Agreement and on or prior to the Expiration Date, any of the following events shall occur and be continuing or conditions exists:"

            (3) Section 15 of the Offer to Purchase is hereby amended and supplemented with the following information:

            We filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on February 28, 2000, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on March 14, 2000, unless earlier terminated by the FTC or the Antitrust Division or we receive a request for additional information or documentary material prior to that time.



                                  3 of 4 Pages

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2000

                                 LMN CORPORATION


                                 By /s/  Mary Jane McKeever
                                   -------------------------------
                                   Name: Mary Jane McKeever
                                   Title:President





                                 AT&T CORP.


                                 By /s/  Mary Jane McKeever
                                   -------------------------------
                                   Name: Mary Jane McKeever
                                   Title:Vice President



                                  4 of 4 Pages